

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

February 27, 2017

Via E-mail
Mr. Tom Djokovich
Chief Executive Officer and Principal Accounting Officer
XsunX, Inc.
65 Enterprise
Aliso Viejo, CA 92656

> **Re: XsunX, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2016**
> **Filed December 14, 2016**
> **File No. 0-29621**

Dear Mr. Djokovich:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief

Office of Manufacturing and
Construction